SIMPSON THACHER & BARTLETT LLP

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PALO ALTO, CA 94304

(650) 251-5000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

December 3, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Richard Ellis Group, Inc. and Additional Registrants

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of CB Richard Ellis Group, Inc., a Delaware corporation (the “Company”), CB Richard Ellis Services, Inc., a Delaware corporation and subsidiary of the Company (the “Issuer”), and certain of their subsidiaries (the “Subsidiary Guarantors,” together with the Company, the “Guarantors” and, collectively with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Registrants’ offer to exchange up to $350,000,000 aggregate principal amount of 6.625% Senior Notes due 2020, which are being registered under the Securities Act (the “Exchange Notes”), to be issued by the Issuer for the outstanding 6.625% Senior Notes due 2020 (the “Outstanding Notes”), which were offered and sold on October 8, 2010, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, wholly and unconditionally guaranteed by the Guarantors on a senior subordinated basis.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co. Incorporated, available June 5, 1991 (regarding resales), and the Commission’s letter to Shearman & Sterling, dated July 2, 1993 (with respect to the participation of broker-dealers). The Registrants have further authorized us to include the following representation to the staff of the Commission:

1.

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to

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engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives the Exchange Notes pursuant to the exchange offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes, and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and (ii) it has not entered into any arrangement or understanding with the Registrant’s affiliates to distribute the Exchange Notes.

The filing fee for the S-4 Registration Statement in the amount of $24,955 was previously deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact William B. Brentani at (650) 251-5110.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

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